SCHEDULE 13D/A


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
10/31/16


1. NAME OF REPORTING PERSON
Bulldog Investors, LLC


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
DE
___________________________________________________________


7. SOLE VOTING POWER
816,234

8. SHARED VOTING POWER
919,239

9. SOLE DISPOSITIVE POWER
816,234
_______________________________________________________

10. SHARED DISPOSITIVE POWER
919,239

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,735,473 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11
6.18%

14. TYPE OF REPORTING PERSON

IA

___________________________________________________________
1. NAME OF REPORTING PERSON
Phillip Goldstein


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[x]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
816,234

8. SHARED VOTING POWER
919,239

9. SOLE DISPOSITIVE POWER
816,234
_______________________________________________________

10. SHARED DISPOSITIVE POWER
919,239

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,735,473 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11
6.18%

14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________

7. SOLE VOTING POWER
816,234

8. SHARED VOTING POWER
919,239

9. SOLE DISPOSITIVE POWER
816,234
_______________________________________________________

10. SHARED DISPOSITIVE POWER
919,239

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,735,473 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11
6.18%

14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Steven Samuels


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
816,234

8. SHARED VOTING POWER
919,239

9. SOLE DISPOSITIVE POWER
816,234
_______________________________________________________

10. SHARED DISPOSITIVE POWER
919,239

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
1,735,473 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11
6.18%

14. TYPE OF REPORTING PERSON

IN
_______________________________________________________

Item 1. SECURITY AND ISSUER

This statement constitutes Amendment #2 to the schedule 13d filed September 23, 2016. Except as specifically set forth herein, the Schedule 13d remains unmodified.


ITEM 4. PURPOSE OF TRANSACTION
See exhibit A - Letter to Company Secretary



ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
(a) As per the N-CSRS filed on 9/2/16, there were 28,081,712 shares of common stock outstanding as of 6/30/16.  The percentages set forth herein were derived using such number. Phillip Goldstein, Andrew Dakos and Steven Samuels own Bulldog Investors, LLC, a registered investment advisor.
As of October 31, 2016, Bulldog Investors, LLC is deemed to be the beneficial owner of 1,735,473 shares of SWZ (representing 6.18% of SWZ's outstanding shares) solely by virtue of Bulldog Investors LLC's power to direct the vote of, and dispose of, these shares. These 1,735,473 shares of SWZ include 816,234 shares (representing 2.91% of SWZ's outstanding shares) that are beneficially owned by: Mr. Goldstein and the following entities over which Messrs.
Goldstein, Dakos and Mr. Samuels exercise control: Opportunity Partners LP, Calapasas West Partners, LP, Full Value Special Situations Fund, LP, Full Value Offshore Fund, Ltd., Full Value Partners, LP, and MCM Opportunity Partners, LP, Opportunity Income Plus, LP (collectively,"Bulldog Investors Group of Funds"). Bulldog Investors Group of Funds and Mr. Goldstein may be deemed to constitute a group. All other shares included in the aforementioned 1,735,473 shares of SWZ beneficially owned by Bulldog Investors, LLC (solely by virtue of its power to sell or direct the vote of these shares) are also beneficially owned by clients of Bulldog Investors, LLC who are not members of any group. The total number of these "non-group" shares is 919,239 shares (representing 3.27% of SWZ's outstanding shares).

(b) Bulldog Investors, LLC has sole power to dispose of and vote 816,234 shares. Bulldog Investors, LLC has shared power to dispose of and vote 919,239 shares. Certain of Bulldog Investors, LLC's clients (none of whom beneficially own more than 5% of SWZ's shares) share this power with Bulldog Investors, LLC. Messrs. Goldstein, Dakos and Samuels are control persons of Bulldog Investors, LLC.



c) Since the last filing on 10/25/16 the following shares of SWZ were bought:

Date			Shares		Price
10/25/16		9,941		10.3445
10/26/16		700		10.3000



d) Clients of Bulldog Investors, LLC are entitled to receive any dividends or sales proceeds.

e) NA

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
N/A


ITEM 7. MATERIAL TO BE FILED AS EXHIBITSExhibit A


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 11/1/2016

By: /S/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos


By: /S/ Steven Samuels
Name:   Steven Samuels

Bulldog Investors, LLC
By: /s/ Andrew Dakos
Andrew Dakos, Member

Footnote 1: The reporting persons disclaim beneficial ownership except to the extent of any pecuniary interest therein.

Exhibit A:

Bulldog Investors, LLC, 250 Pehle Ave., Suite 708, Saddle Brook, NJ 07663
         201-881-7100 // pgoldstein@bulldoginvestors.com

						October 31, 2016

The Swiss Helvetia Fund, Inc.
875 Third Avenue, 22nd Floor
New York, New York 10022,

Attention: Abby L. Ingber, Secretary

Dear Ms. Ingber:

      On September 23, 2016, we sent a letter to the Board in which we urged it to take a pro-active approach to eliminating the Fund's discount. Since we did not receive a timely response, we determined to solicit a handful of stockholders to request a special meeting of stockholders to vote on the following proposals:

     1.	To amend the Fund's bylaws to declassify the Board of Directors so
	that each director shall be elected annually.

     2.	To authorize a self-tender offer for all outstanding shares of the
	Fund at or close to net asset value. If more than 50% of the Fund's outstanding shares are submitted for tender, the tender offer should be cancelled and the Board should take the steps necessary to convert the Fund into an ETF or an open-end mutual fund or to liquidate it.

      Enclosed are requests from stockholders (or investment advisors for stockholders with the power to direct the vote of their shares) owning a total of 7,132,143 shares as of October 21, 2016 or 25.4% of the Fund's 28,081,712
shares outstanding as of June 21, 2016.

      Pursuant to Section 2 of Article I of the Fund, bylaws, we request that no later than November 11, 2016, you schedule a special meeting of stockholders at which they can vote on the aforementioned proposals. Please feel free to contact me if you would like to discuss this matter.

					       Sincerely yours,

					       /S/Phillip Goldstein

					       Phillip Goldstein
                                               Member
					       Bulldog Investors LLC
					       General Partner